FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2013 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On June 13, 2013, the registrant announces its Second Half 2013 Global Conference Roadmap; Plenary and Breakout Sessions to Meet Geographic Customer Needs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 13, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces its Second Half 2013 Global Conference Roadmap;
Plenary and Breakout Sessions to Meet Geographic Customer Needs

Technical Global Symposium (TGS) “Around the Globe” expands to include Israel, Japan, and China in addition to US;
Focus is on multi-sourcing capabilities and ramp of new technologies

MIGDAL HAEMEK, Israel, June 13, 2013 – TowerJazz, the global specialty foundry leader, today announced its global conference roadmap for the second half of 2013. The locations and dates of its Technical Global Symposium (TGS) “Around the Globe” is expanding to meet the geographic needs of its customers. TGS in Japan will take place on July 24, China is planned for September (TBD), Israel for October (TBD) and TGS in the US will take place on November 12-13, 2013. At each location, the event will include a keynote from TowerJazz CEO Russell Ellwanger, presentations by additional company executives, and case studies from TowerJazz customers.  In addition, TowerJazz’s latest process technology advancements will be featured including: a next-generation RF SOI platform for handset RF switches and antenna tuners, power amplifier (PA) SiGe technology with advanced features such as thick-Cu interconnects, high-resistivity substrates and TSV, RF MEMS, 0.18um BCD with very-low Rdson devices for power management ICs, and 700V technology for LED lighting and AC/DC conversion, among others.

The theme for TGS 2013 is “From Innovation to Manufacturing for a Smart World.” Presentations will highlight new technologies, their inceptions, their potential, and how TowerJazz has enabled efficient multi-sourcing and quick ramp to volume production. In addition, TowerJazz executives will discuss how the company’s process offerings and design enablement address the three megatrends in the semiconductor industry: 1) Smart Everything, 2) Wireless Everywhere, and 3) Green Everything, along with the implications to fabless companies, integrated device manufacturers and foundries.

As TowerJazz’s worldwide presence continues to grow, TGS “Around the Globe” will further strengthen the foundry’s visibility among customers in multiple regions, build awareness for its broad range of offerings and provide highlights from each business unit: SiGe/RF/HPA, power management, CMOS image sensors (CIS), mixed-signal CMOS, MEMS, Transfer Optimization and development Process Services (TOPS), and Aerospace & Defense. TowerJazz will also present its latest set of sophisticated design kits and models as well as its comprehensive analog IP portfolio. In addition, TowerJazz’s foundry partners -- the leading EDA vendors and tool providers -- will be present to exhibit and demo their solutions to address the design needs of mutual customers.

“TowerJazz continues to expand incrementally year after year, not just geographically and from the standpoint of increased capacity, but by advancing our technology offerings to address fast growing markets such as front-end module (FEM), LED lighting, machine vision, and RF MEMS as well as expanding our process transfer capabilities,” said Russell Ellwanger, TowerJazz Chief Executive Officer. “Through this technical global symposium, attendees will gain knowledge about the latest advancements in our technology offerings and multi-sourcing foundry capabilities. We will show how TowerJazz’s expertise within specialty technologies is solidly aligned to the industry megatrends, and as such enables our customers to ride these trends successfully and grow more rapidly in the marketplace.”

Registration for TGS “Around the Globe” is available on TowerJazz’s website http://towerjazz.com/events.html.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Asia Company/Media Contact: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com

Europe Company/Media Contact: Limor Silberberg | +972-4-604-7249| limor.silberberg@towerjazz.com

US Company/Media Contact: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com

Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com